K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 5, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 12, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 141 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 93 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 31, 2015, accession no. 0001133228-15-001519 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class R2, Class R4, Class R6, and Class NAV shares of John Hancock Emerging Markets Equity Fund (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

A.	Prospectus Comments

1.	Comment — In “Fund summary — Principal investment strategies,” the Fund states that it invests in “equity and equity-related securities of issuers that have their registered offices in emerging market economies.” Please explain how investing in issuers with “registered offices in emerging market economies” exposes the Fund’s assets to the economic fortunes and risks of emerging market countries. See fn. 26, Final Rule: Investment Company Names, Rel. No. IC-24828, Jan. 17, 2001 (the “Fund Names Rule Adopting Release”).

Response — In response to this comment, the Trust has added the following statement to the second paragraph under “Fund details — Principal investment strategies”:

The fund defines emerging-market issuers as issuers: (i) that are organized under the laws of an emerging-market country; or (ii) whose principal trading market is in an emerging-market country; or (iii) that have a majority of their assets, or that derive a majority of their revenue or profits, from businesses or investments in emerging-market countries.

2.	Comment — In “Fund summary — Principal investment strategies,” the Fund states that it invests in “equity and equity-related securities of issuers that . . . exercise the predominant part of their economic activities in emerging market economies.” Please revise the phrase “the predominant part” to read “over 50%,” consistent with fn. 24 of the Fund Names Rule Adopting Release.

Response — In light of the response to Comment 1, above, the Trust respectfully notes that a response is not necessary to this comment.

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3.	Comment — In “Fund summary — Principal investment strategies,” please disclose the method for determining how a country is determined to be an emerging market country. For example, the Fund may disclose that an emerging country is one that is included on a list maintained by an independent third-party organization such as the World Bank or the International Monetary Fund. Or a country may be designated as an emerging market country if the securities of issuers in such country are included in a securities index maintained by an independent third party that is identified as an emerging market index.

Response — The Trust has added the following statement to the first paragraph under “Fund summary — Principal investment strategies”:

The manager may consider, but is not limited to, the classifications by the World Bank, the International Finance Corporation, or the United Nations and its agencies in determining whether a country is an emerging- or a developed-market country.

4.	Comment — In “Fund summary — Principal investment strategies,” the Fund states that it may also invest in other investment companies (including closed-end funds) and other pooled investment vehicles. Accordingly, please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response — The Trust anticipates that the Fund’s acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

5.	Comment — In the second paragraph of “Fund summary — Principal risks,” the Fund states that “Further, certain municipalities of the United States and its territories are financially strained and may face the possibility of default on their debt obligations, which could directly or indirectly detract from the fund's performance.” Please explain how this risk is relevant to the Fund. Alternatively, consider moving this disclosure to the Statement of Additional Information.

Response — The Trust has determined that this risk disclosure is not relevant to the Fund. Accordingly, the Trust has deleted this sentence from the prospectus.

6.	Comment — The staff notes that the disclosure in “Fund summary—Principal investment strategies,” relating to Item 4 of Form N-1A, is identical to the disclosure in “Fund details — Principal investment strategies,” relating to Item 9 of Form N-1A, other than disclosure regarding investment in cash and temporary defensive investing. Consistent with the SEC staff’s IM Guidance Update No. 2014-08 (June 2014), please revise the disclosure of principal investment strategies in the “Fund summary” to concisely summarize the corresponding disclosure in “Fund details” rather than simply repeating the same disclosure.

Response — The Trust has made the requested change.

7.	Comment — In “Fund details — Principal risks of investing,” please revise “Emerging-market risk” as necessary to reflect changes made in response to Comment 3, above.

Response — The Trust has determined that no changes to “Emerging-market risk” are necessary in light of the changes made in response to Comment 3, above.

8.	Comment — In the Appendix, please disclose that the Composite includes all of the accounts managed by the Fund’s subadviser with an investment style, objective, policies, and strategies substantially similar to those of the Fund.

Response — The Trust has made the requested change.

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9.	Comment — In the Appendix, please revise the first sentence of the sixth paragraph to read “The past performance of the Composite has been calculated net of [all of the Composite’s] actual fees and expenses.” (new text in brackets)

Response — The Trust has made the requested change.

10.	Comment — In accordance with Item 1(b)(4) of Form N-1A, please revise the Fund's Investment Company Act file number to appear in a type size smaller than that generally used in the prospectus.

Response — The Trust has made the requested change.

B.	Part C Comment

11.	Comment — Please confirm that a revised Multiple Class Plan Pursuant to Rule 18f-3 (the “Plan”) will be filed as an exhibit to the Trust’s registration statement to reflect that the Fund participates in the Plan.

Response — The Trust notes that the Plan filed as an exhibit to the Trust’s registration statement identifies all of the investment companies to which the Plan applies (including the Trust), and states that each such investment company has adopted the Plan on behalf of each current and future series thereof (including the Fund). The most recent version of the Plan was filed with the SEC on February 25, 2015, as an exhibit to Post-Effective Amendment No. 139 under the Securities Act and Amendment No. 91 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, pursuant to Rule 485(b), accession no. 0001133228-15-000548. Because the Plan by its terms applies to the Fund, no additional filing is necessary in response to the staff’s comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Ariel Ayanna, Assistant Secretary of the Trust, at (617) 572-0138.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Ariel Ayanna